

02007591

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
49653



SEC MAIL PROCESSING
RECEIVED
MAR 0 5 2002
WASH. D.C. 354
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Carolina Financial Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 Park Place, Suite 201
(No. and Street)

Brevard	NC	28712
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce V. Roberts — 828-883-4400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wayne D. Kevitt
(Name — *if individual, state last, first, middle name)*

190 South Caldwell St.	Brevard	NC	28712
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Bruce V. Roberts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carolina Financial Securities, LLC, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A



Signature

President and CEO

Title



Notary Public

My Commission Expires February 4, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



RECEIVED
MAR 0 5 2002
354

CAROLINA FINANCIAL SECURITIES, LLC

FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2001
AND FOR THE YEAR THEN ENDED

Telephone: (828) 883-2920
Fax: (828) 883-4692

WAYNE D. KEVITT, CPA
CERTIFIED PUBLIC ACCOUNTANT
190 SOUTH CALDWELL STREET
BREVARD, NORTH CAROLINA 28712

INDEPENDENT AUDITOR'S REPORT

Manager and Members of
Carolina Financial Securities, LLC
9 Park Place
Suite 201
Brevard, NC 28712

I have audited the accompanying balance sheet of Carolina Financial Securities, LLC, (a limited liability company), as of December 31, 2001, and the related statements of income, retained earnings, cash flows, and net capital for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carolina Financial Securities, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



Wayne D. Kevitt, CPA
Brevard, NC 28712

February 25, 2002

CAROLINA FINANCIAL SECURITIES, LLC
BALANCE SHEET
AS AT DECEMBER 31, 2001

ASSETS

Current Assets:	
Cash	$84,031
Accounts receivable-net	75,457
Due from members	11,669
Total Current Assets	171,157
Property improvements and equipment-net	183,522
Investments-at cost	27,691
Deposits	10,020
	$392,390

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities:	
Accounts payable	$16,110
Payroll tax payable	7,261
Employee benefits payable	16,105
Total Current Liabilities	39,476
Members' Equity	352,914
	$392,390

The accompanying notes are an integral part of the financial statements.

CAROLINA FINANCIAL SECURITIES, LLC
STATEMENTS OF INCOME AND MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

Income from fees	$758,388
Less Direct cost and operating expenses	1,410,239
Gross profit/(loss)	(651,851)
Less Operating expenses	288,852
Loss from operations	(940,703)
Other Income	
Lease income	33,333
Interest income	6,402
	39,735
Net Income	(900,968)
Members' equity beginning of year	903,882
Members' investment	350,000
Members' equity end of year	$352,914

The accompanying notes are an integral part of the financial statements.

CAROLINA FINANCIAL SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Cash received from customers	$705,008
Cash paid for services and supplies	1,556,621
Interest received	6,402
Net cash from operating activities	(845,211)
Cash flows used in investing activities:	
Capital expenditures	(2,379)
Net cash from investments	(2,379)
Cash flows used in financing activities:	
Capital contributions from members' equity	350,000
Net cash from financing activities	350,000
Net decrease in cash	(497,590)
Cash at December 31, 2000	581,622
Cash at December 31, 2001	$84,032

Reconciliation of net income to net cash provided from operating activities

Net Income/Loss	($900,968)
Adjustments:	
Depreciation	36,122
Provision for bad debt	144,675
Increase in accounts receivable	(89,563)
Increase in deposits	(1,500)
Increase in prepaid	2,850
Decrease in accounts payable	(42,230)
Decrease in other liabilities	5,403
Net Cash Provided by Operations	($845,211)

The accompanying notes are an integral part of the financial statements.

CAROLINA FINANCIAL SECURITIES, LLC
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2001

Total assets	$392,390
Total liabilities	39,476
Net worth	352,914
Less non allowable assets:	
Accounts Receivable	(42,022)
Due from Members	(11,669)
Furniture, Equipment, and Leasehold Improvements	(183,522)
Investments	(27,691)
Prepaid Expenses and Deposits	(10,020)
	(274,924)
Net capital	77,990
Minimum net capital requirement	5,000
Excess net capital	$72,990
Net capital previously reported by broker-dealer, December 31, 2001	98,669
Less: Audit adjustments for Accounts Payable	
Audit adjustment for Other Liabilities	9,226
Cash adjustment	11,453
Audited Net Capital	$77,990

The accompanying notes are an integral part of the financial statements.

CAROLINA FINANCIAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

Note A - Summary of Significant Accounting Policies

Nature of Business and Trade Name:

The Company was formed and operates principally as a registered broker-dealer. The Company provides studies and analyses of customers operations, prepares materials for distribution to prospective buyers or sellers in search of mergers or acquisitions, contacts and coordinates discussions with prospective candidates and assists in the reaching of financial closure. The Company operates under the trade name of Carolina Financial Securities, LLC, a North Carolina limited liability company. There are multiple offices with the principal office being located in Brevard, North Carolina. The Company's registered agent is Bruce V. Roberts, located at 9 Park Place, Suite 201, Brevard, NC.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid investments available for current use to be cash equivalents. Investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Depreciation:

The cost of improvements, and equipment are depreciated over the estimated useful lives of the related assets. Depreciation is computed on straight line method for financial reporting purposes.

Revenue Recognition:

Revenue is recognized upon agreement with the customer for services and upon billing for success fees.

Income Taxes:

The Company with consent of its member, has elected under the Internal Revenue Code to be treated as a limited liability company. In lieu of corporate income taxes, the members of an LLC are taxed on their proportionate shares of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

CAROLINA FINANCIAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Accordingly, actual results could differ from those estimates.

Advertising Expense:

Costs associated with advertising are charged to expense as incurred. Advertising expenses were $47,016 for 2001.

Note B - Accounts Receivable

Following is a summary of receivables at December 31, 2001:

Trade Receivables	$ 146,632
Due from spinoff	54,147
Less allowance for doubtful accounts	< 125,322>
	$ 77,457

Note C - Investments:

The Company owns non-traded warrants that have been awarded upon the completion of engagements with several customers as part of its compensation. The warrants give Carolina Financial Securities, LLC the option to purchase a set number of shares at a set stock price. Due to the lack of a readily ascertainable value the warrants have not been valued and are not recognized in the financial statements.

As of December 31, 2001 the company held investments with a readily determined value of $27,691 consisting of privately held companies. To management's knowledge, the value of their assets has not been impaired.

CAROLINA FINANCIAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

Note D - Operating Leases:

The Company leases office space and equipment under agreements expiring in various years through minimum future rental payments under non-cancelable operating leases having remaining terms in excess of 1 year as of December 31, 2001 for each of the next 5 years and in the aggregate are:

2002	$198,539
2003	142,594
2004	140,518
2005	74,796
2006	34,200
Thereafter	57,000
Total minimum future rentals	$647,647

The minimum lease payments in this schedule exclude sales tax and rentals under renewal options, which, as of December 31, 2001, are not reasonably assured of being exercised.
Rental expense for the year ended December 31, 2001 was $125,256.

Note E - Retirement Plan

Effective in 1998 the Company adopted a 401 (k) Profit Sharing Plan. The Plan is funded by pre-tax employee voluntary contributions made through salary reduction, and employer contributions made by the Company for the benefit of the employee. The Company's contribution expense for the year ended December 2001 was $30,891.

Note F - Leases Between Related Parties

The Company leases, to another LLC, facilities under an operating lease. This lease was canceled as of May 31, 2001. Lease income for the year ended December 31, 2001 was $33,333.

Note G - Other Related Party Transactions

The company advanced funds during the year to the following related parties:

Bruce V. Roberts, member-	current year	$ 2,815
	prior years	8,854
Total advances		$11,669

These advances have been classified as current assets with no specific terms of repayment. Management has indicated that this amount will be written off and classified as compensation to the member.

The company leases from a related party furniture and leasehold improvements. The lease expense to this related party for the year ended December 31, 2001 was $34,200. The lease is for a term of ten years expiring April 30, 2010 with monthly payments of $ 2,850 and has been included in Note D.

Note H - Non-related Venture Trust Expense

The Company incurred costs associated with the development of an unaffiliated venture trust. Costs associated in 2001 with the development of this trust were $256 and have been treated as a current expense in the financial statements.

Note I - Improvements and Equipment

The following is a summary of improvements and equipment - at cost, less accumulated depreciation:

Office Equipment	$ 28,982
Computer Equipment	143,911
Office Furniture	56,392
Improvements	62,456
	291,741
Less Accumulated Depreciation	108,219
Total	$183,522

Depreciation charged to operations was $36,122 in 2001.

The useful life of improvements and equipment for purposes of computing depreciation are:

Equipment	5-10 years
Improvements	10-40 years

CAROLINA FINANCIAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

Note J-Divestiture

During the year, the Connecticut office was spun off to individuals who still use the Company as the registered agent. The Company advanced $60,000 in connection with the spinoff which was to be repaid with no set terms. For this advance the Company will have a participation in future revenues of the spin off entity.

Note K-Uncertainties

The accompanying financial statements have been prepared in conformity with Generally Accepted Accounting Principles, which contemplate continuation of the company as a going concern. However, the company has sustained substantial operating losses in the last two years. To sustain its operations the company has relied on outside investors for liquidity while consuming substantial amounts of working capital.

In view of this situation the manager has shifted the focus of the Company's current and future operations. The management believes that the actions presently being taken to revise the Company's operations and financial status provide for the Company to continue to operate as a going concern.

Telephone: (828) 883-2920
Fax: (828) 883-4692

WAYNE D. KEVITT
CERTIFIED PUBLIC ACCOUNTANT
190 S. CALDWELL STREET
BREVARD, NORTH CAROLINA 28712


SEC MAIL PROCESSING
RECEIVED
MAR 0 5 2002
WASH. D.C.
354
SECTION

February 25, 2002

To the Members of Carolina Financial Securities, LLC
Straus Park
Brevard, NC 28712

In planning and performing my audit of the general purpose financial statements of Carolina Financial Securities, LLC for the year ended December 31, 2001, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure. However, I noted certain matters involving the internal control structure and its operation that I consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to my attention relating to significant deficiencies in the design or operation of the internal control structure that, in my judgment, could adversely affect Carolina Financial Securities, LLC's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

Reportable Condition

Absence of appropriate segregation of duties consistent with appropriate control objectives:

It was noted that the accounting function is centered upon one employee who receives cash, deposits cash, and records accounting transactions. An adequate internal control design allows for different personnel to perform the certain functions noted herein. I recommend that management review the above cash and recording functions to determine if it is feasible to implement an internal control policy in which such duties are either performed by other personnel in order to segregate the job functions.

During my examination, I became aware of certain matters that, while not involving material weaknesses in the internal control structure or reportable conditions as defined by the American Institute of Certified Public Accountants, should be called to your attention. This letter does not affect my report dated February 25, 2002 on the financial statements of Carolina Financial Securities, LLC.

1. Management has entered into various agreements without placing the details in writing. I found several instances where contracts for sub-leases, fee showing, and advances of money were lacking adequate documentation. By the very nature of these types of transactions, disagreements will arise and a written, signed agreement between the parties will help resolve any differences.

I thank you and the staff of Carolina Financial Securities, LLC for the cooperation, assistance and courtesy extended during the course of my audit, and appreciate the opportunity to continue to provide the Company with excellence in accounting service.



Wayne D. Kevitt, CPA